Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Obalon Therapeutics, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-213988 and 333-218482) on Form S-8 and (No. 333-221264) on Form S-3 of Obalon Therapeutics, Inc. of our report dated March 5, 2018, with respect to the consolidated balance sheets of Obalon Therapeutics, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Obalon Therapeutics, Inc.

/s/ KPMG LLP
San Diego, California
March 5, 2018